FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of December
HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC HOLDINGS PLC

11 December 2014

Notification of Transactions of Persons Discharging Managerial Responsibilities and Connected Persons

In accordance with DTR 3.1.2 R and 3.1.4 R(1)(a) HSBC Holdings plc was advised on 11 December 2014 that the following acquisitions relating to dividends took place in London on 10 December 2014.

Directors

Name	Price per share	Shares acquired
Safra Catz	$50.5900	39 American Depository Shares* (representing 195 ordinary shares of US$0.50 each)
Douglas Flint	£6.2117 £6.2524	70 39
Stuart Gulliver	$10.1178	25,091
Sam Laidlaw	$10.1178	346
Iain Mackay	$10.1178	9,815
Marc Moses	$10.1178	12,476
Sir Simon Robertson	$10.1178	224
Jonathan Symonds	$10.1178	201

*Interest in 39 listed American Depositary Shares ('ADS'), which are categorised as equity derivatives under Part XV of the Securities and Futures Ordinance of Hong Kong. Each ADS represents five HSBC Holdings plc ordinary shares.

Other Persons Discharging Managerial Responsibilities

Name	Price per share	Shares acquired
Ann Almeida	$10.1178 £6.2117	7,348 13
Samir Assaf	$10.1178	17,403
Peter Boyles	$10.1178 £6.2524	3,638 212
Simon Cooper	$10.1178	3,890
John Flint	$10.1178	6,629
Pam Kaur	$10.1178	1,506
Alan Keir	$10.1178 £6.2117	4,231 18
Stuart Levey	$10.1178	4,006
Antonio Losada	$10.1178 £6.2524	787 353
Sean O'Sullivan	$10.1178	4,753

For any queries related to this notification please contact: Nickesha Graham-Burrell, Senior Assistant Company Secretary on 020 7992 3633.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

 HSBC Holdings plc

                                                       By:

                                                                                       Name: Ben J S Mathews

                                                                                                 Title: Group Company Secretary

                                                                                      Date: 11 December 2014